    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 2001

                                                      REGISTRATION NO. 333-50562

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             PROCOM TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  CALIFORNIA                             33-0268063
         (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
      OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                     58 DISCOVERY, IRVINE, CALIFORNIA, 92618
                                 (949) 852-1000
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                FREDERICK L. JUDD
                   VICE PRESIDENT, FINANCE AND GENERAL COUNSEL
                             PROCOM TECHNOLOGY, INC.
                                  58 DISCOVERY
                            IRVINE, CALIFORNIA 92618
                                 (949) 852-1000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

              J. JAY HERRON, ESQ.                       GLEN HETTINGER
             O'MELVENY & MYERS LLP                     HUGHES & LUCE LLP
            114 PACIFICA, SUITE 100                    1717 MAIN STREET
            IRVINE, CALIFORNIA 92618                      SUITE 2800
                (949) 760-9600
                                                      DALLAS, TEXAS 75201
                                                         (214) 939-5723

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                           MAXIMUM            PROPOSED MAXIMUM         PROPOSED MAXIMUM
         TITLE OF SHARES TO              AMOUNT TO BE        OFFERING PRICE PER       AGGREGATE OFFERING          AMOUNT OF
           BE REGISTERED                 REGISTERED(2)             SHARE(1)                  PRICE            REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value
issuable upon the conversion
of debentures or the payment
of interest                               1,553,312               $22.79                $35,399,980.48           $9,345.60

---------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value
to be issued upon exercise of
warrant                                      32,916               $32.55                 $1,071,415.80           $  282.85
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the price of Procom's Common Stock as reported on the Nasdaq National Market on November 6, 2000.

(2) The outstanding warrants and debentures were issued in connection with a private placement financing. For purposes of estimating the number of shares of common stock to be included in this registration statement, we included (i) 1,553,312 shares, representing 200% of the number of shares of common stock issuable on full conversion of the debentures, determined as if the debentures were converted on October 30, 2003 and the interest, calculated at 6%, was not paid in cash and (ii) 32,916 shares, representing the shares issuable upon full exercise of the warrants. The convertible debentures are convertible at a conversion price equal to $22.79 per share. The warrants are exercisable at an exercise price of $32.55 per share.


    In addition to the shares of common stock set forth on the Calculation of Registration Fee Table, pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also registers such additional number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                        1,586,228 SHARES OF COMMON STOCK

                             PROCOM TECHNOLOGY, INC.

                          COMMON STOCK ($.01 PAR VALUE)



         The selling shareholder listed in this prospectus is offering and selling up to 1,586,228 shares of our common stock. We will not receive any proceeds from the sale of these shares. We will receive proceeds from the exercise of warrants. These proceeds will be used for working capital and other corporate purposes.


         Our common stock is traded on The Nasdaq National Market under the symbol "PRCM." The last reported sale price for our common stock on The Nasdaq National Market on January 16, 2001 was $17.00 per share.


         Each selling shareholder may sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus. Each selling shareholder will pay any brokerage commissions and discounts attributable to the sale of its shares.


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS, AND THOSE RISK FACTORS CONTAINED IN THE REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, FOR A DISCUSSION OF RISKS ASSOCIATED WITH OWNING OUR COMMON STOCK.


         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         Commissions received by a selling shareholder or any broker-dealers, agents or underwriters that help distribute the shares and any profit on the resale of the shares purchased by them may be considered underwriting commissions or discounts under the Securities Act of 1933.


                The date of this prospectus is January 16, 2001.

                                   PROSPECTUS

                                TABLE OF CONTENTS


                                                              PAGE
                                                              ----

     Prospectus Summary...................................      1
     Incorporation of Certain Documents by Reference......      3
     Where You Can Find More Information..................      4
     Risk Factors.........................................      5
     Forward Looking Statements...........................     17
     Use of Proceeds......................................     17
     Selling Shareholder..................................     17
     Description of Securities Issued to
       Selling Shareholder................................     18
     Debentures...........................................     18
     The Warrants.........................................     20
     Transfer Agent and Registrar.........................     21
     Plan of Distribution.................................     21
     Legal Matters........................................     22
     Experts..............................................     22

                                ----------------

         Our executive offices are located at 58 Discovery, Irvine, California 92618, and the telephone number at that address is (949) 852-1000. Our Web site address is procom.com. The information on our Web site does not constitute part of this prospectus.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934.

         (a)      Our Annual Report on Form 10-K for the year ended July 31,
                  2000;

         (b) Our Quarterly Report on Form 10-Q for the three-month period ended October 31, 2000;

         (c)      Our Current Report on Form 8-K filed on November 3, 2000;

         (d)      Our Current Report on Form 8-K filed on January 12, 2001; and

         (e) The description of our common stock contained in our Form S-1 registration statement dated October 30, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: Procom Technology, Inc., 58 Discovery, Irvine, California 92618 (949) 852-1000.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at the following locations:

                  -        Main Public Reference Room
                           450 Fifth Street, N.W.
                           Washington, D.C.  20549

                  -        Regional Public Reference Room
                           75 Park Place, 14th Floor
                           New York, New York 10007

                  -        Regional Public Reference Room
                           Northwestern Atrium Center
                           500 West Madison Street, Suite 1400
                           Chicago, Illinois 60661-2511

         You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at (800) SEC-0330.

         We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's web site, located at http://www.sec.gov. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

                                  RISK FACTORS





COMPETING DATA STORAGE TECHNOLOGIES MAY EMERGE AS A STANDARD FOR DATA STORAGE SOLUTIONS, WHICH COULD CAUSE GROWTH IN THE NAS MARKET NOT TO MEET OUR EXPECTATIONS AND DEPRESS OUR STOCK PRICE.

         The market for data storage is rapidly evolving. There are other storage technologies in use, including storage area network technology, which provide an alternative to network attached storage. We are not able to predict how the data storage market will evolve. For example, it is not clear whether usage of a number of different solutions will grow and co-exist in the marketplace or whether one or a small number of solutions will be dominant and displace the others. It is also not clear whether network attached storage technology will emerge as a dominant or even prevalent solution. Whether NAS becomes an accepted standard will be due to factors outside our control. If a solution other than network attached storage emerges as the standard in the data storage market, growth in the network attached storage market may not meet our expectations. In such event, our growth and the price of our stock would suffer.

IF GROWTH IN THE NAS MARKET DOES NOT MEET OUR EXPECTATIONS, OUR FUTURE FINANCIAL PERFORMANCE COULD SUFFER.

        We believe our future financial performance will depend in large part upon the continued growth in the NAS market and on emerging standards in this market. We intend for NAS products to be our primary business. The market for NAS products, however, may not continue to grow. Long-term trends in storage technology remain unclear and some analysts have questioned whether competing technologies, such as storage area networks, may emerge as the preferred storage solution. If the NAS market grows more slowly than anticipated, or if NAS products based on emerging standards other than those adopted by us become increasingly accepted by the market, our operating results could be harmed.

THE REVENUE AND PROFIT POTENTIAL OF NAS PRODUCTS IS UNPROVEN, AND WE MAY BE UNABLE TO ATTAIN REVENUE GROWTH OR PROFITABILITY FOR OUR NAS PRODUCT LINES.

        NAS technology is relatively recent, and our ability to be successful in the NAS market may be negatively affected by not only a lack of growth of the NAS market but also the lack of market acceptance of our NAS products. Additionally, we may be unable to achieve profitability as we transition to a greater emphasis on NAS products.

IF WE FAIL TO SUCCESSFULLY MANAGE OUR TRANSITION TO A FOCUS ON NAS PRODUCTS, OUR BUSINESS AND PROSPECTS WOULD BE HARMED.

        We began developing NAS products in 1997. Since then, we have focused our efforts and resources on our NAS business, and we intend to continue to do so. We expect to continue to wind down our non-NAS product development and marketing efforts. In the interim, we expect to continue to rely in large part upon sales of our non-NAS products to fund operating and development expenses. Net sales of our non-NAS products have been declining in amount and as a percentage of our overall net sales, and we expect these declines to continue. If the decline in net sales of our non-NAS products varies significantly from our expectations, or the decline in net sales of our non-NAS products is not substantially offset by increases in sales of our NAS products, we may not be able to generate sufficient cash flow to fund our operations or to develop our NAS business.

        We also expect our transition to a NAS-focused business to require us to continue:

        o engaging in significant marketing and sales efforts to achieve market awareness as a NAS vendor;

        o reallocating resources in product development and service and support of our NAS appliances;

        o modifying existing and entering into new channel partner relationships to include sales of our NAS appliances; and

        o   expanding and reconfiguring manufacturing operations.

        In addition, we may face unanticipated challenges in implementing our transition to a NAS-focused company. We may not be successful in managing any anticipated or unanticipated challenges associated with this transition. Moreover, we expect to continue to incur costs in addressing these challenges, and there is no assurance that we will be able to generate sufficient revenues to cover these costs. If we fail to successfully implement our transition to a NAS-focused company, our business and prospects would be harmed.

OUR AGREEMENT WITH HEWLETT-PACKARD COMPANY MAY NOT GENERATE SIGNIFICANT NET SALES, AND WE MAY NOT BE ABLE TO ENTER INTO OTHER BUSINESS ALLIANCES IN THE FUTURE.

        We believe our relationship with Hewlett-Packard Company is an important element of our strategy to increase penetration in the NAS market. However, Hewlett-Packard has not currently made significant purchase commitments for our products, and there is no minimum purchase commitment under our agreement with Hewlett-Packard. We do not currently, and may never, generate significant net sales under this agreement. The Hewlett-Packard agreement has a five-year term, and there is no assurance that the agreement can or will be renewed.

IF WE FAIL TO INCREASE THE NUMBER OF DIRECT AND INDIRECT SALES CHANNELS FOR OUR NAS PRODUCTS, OUR ABILITY TO INCREASE NET SALES MAY BE LIMITED.

        In order to grow our business, we will need to increase market awareness and sales of our NAS appliances. To achieve these objectives, we believe it will be necessary to increase the number of our direct and indirect sales channels. We plan to significantly increase the number of our direct sales personnel. However, there is intense competition for these professionals, and we may not be able to attract and retain sufficient new sales personnel.

        We also plan to expand revenues from our indirect sales channels, including distributors, VARs, OEMs and systems integrators. To do this, we will need to modify and expand our existing relationships with these indirect channel partners, as well as enter into new indirect sales channel relationships. We may not be successful in accomplishing these objectives. If we are unable to expand our direct or indirect sales channels, our ability to increase revenues may be limited.

BECAUSE WE DO NOT HAVE EXCLUSIVE RELATIONSHIPS WITH OUR DISTRIBUTORS OR RESELLERS, THESE CUSTOMERS MAY GIVE HIGHER PRIORITY TO PRODUCTS OF COMPETITORS, WHICH COULD HARM OUR OPERATING RESULTS.

        Our distributors and resellers generally offer products of several different companies, including products of our competitors. Accordingly, these distributors and resellers may give higher priority to products of our competitors, which could harm our operating results. In addition, our distributors and resellers often demand additional significant selling concessions and inventory rights, such as limited return rights and price protection. We cannot assure you that sales to our distributors or resellers will continue, or that these sales will be profitable.

BECAUSE OF OUR LIMITED OPERATING HISTORY IN THE NAS MARKET, WHICH IS NEW AND RAPIDLY EVOLVING, OUR HISTORICAL FINANCIAL INFORMATION IS OF LIMITED VALUE IN PROJECTING OUR FUTURE OPERATING RESULTS OR PROSPECTS.

        We have been manufacturing and selling our NAS products for only approximately three years. For the year ended July 31, 2000 and the quarter ended October 31, 2000, these products accounted for less than 41% and 59%, respectively, of our total net sales. We expect sales of our NAS products to represent an increasing percentage of our net sales in the future. Because of our limited operating history in the NAS product market, as well as the rapidly evolving nature of the NAS market, it is difficult to evaluate our business or our prospects. In particular, our historical financial information is of limited value in projecting our future operating results.

OUR MARKETS ARE INTENSELY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY LOSE MARKET SHARE OR BE REQUIRED TO REDUCE PRICES.

        The markets in which we operate are intensely competitive and characterized by rapidly changing technology. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could harm our operating results. We compete with other NAS companies, direct-selling storage providers and smaller vendors that provide storage solutions to end-users. In our non-NAS markets, we compete with computer manufacturers that provide storage upgrades for their own products, as well as with manufacturers of hard drives, CD servers and arrays and storage upgrade products. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully against current or future competitors. In addition, new technologies may increase competitive pressures.

WE DEPEND ON A FEW CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR NET SALES AND ACCOUNTS RECEIVABLE, AND CHANGES IN THE TIMING AND SIZE OF THESE CUSTOMERS' ORDERS MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

        Three customers accounted for approximately 42% and 45% of the Company's total accounts receivable at July 31, 1999 and July 31, 2000, respectively, and one individual customer accounted for approximately 9% and 7% of the Company's net sales for fiscal 1999 and 2000. One customer accounted for approximately 25% of our net sales for the quarter ended October 31, 2000, and three customers accounted for approximately 61% of our total accounts receivable at October 31, 2000. In fiscal 1999 and 2000, we sold our non-NAS products principally to distributors and master resellers such as Ingram Micro, Tech Data, Custom Edge (previously Inacom) and Compucom. Unless and until we diversify and expand our customer base for NAS products, our future success will depend to a large extent on the timing and size of future purchase orders, if any, from these customers. If we lose a major customer, or if one of our customers significantly reduces its purchasing volume or experiences financial difficulties and is unable to pay its debts, our results of operations could be harmed. We cannot be certain that customers that have accounted for significant revenues in past periods will continue to purchase our products in future periods.

OUR GROSS MARGINS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY, THEREBY HARMING OUR RESULTS OF OPERATIONS.

        Historically, our gross margins have fluctuated significantly. Our gross margins vary significantly by product line and distribution channel, and, therefore, our overall gross margin varies with the mix of products we sell. Our markets are characterized by intense competition and declining average unit selling prices over the course of the relatively short life cycles of individual products. For example, we derive a significant portion of our sales from disk drives, CD servers and arrays, and storage upgrade products. The market for these products is highly competitive and subject to intense pricing pressures. Sales of disk drive upgrade systems generally generate lower gross margins than those of our NAS products. If we fail to increase sales of our NAS appliances, we believe our overall gross margins will continue to decline.

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

        o   new product introductions and enhancements;

        o   competition;

        o   changes in the distribution channels we use;

        o   the mix and average selling prices of products; and

        o   the cost and availability of components and manufacturing labor.

IF WE ARE UNABLE TO INTRODUCE NEW PRODUCTS, OR IF OUR PRODUCTS FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES IN THE MARKETS WE SERVE, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Our future growth will depend in large part upon our ability to successfully develop and introduce new hardware and software for the NAS market. Due to the complexity of products such as ours, and the difficulty in estimating the engineering effort required to produce new products, we face significant challenges in developing and introducing new products. We may be unable to introduce new products on a timely basis or at all. If we are unable to introduce new products in a timely manner, our operating results could be harmed.

        Even if we are successful in introducing new products, we may be unable to keep pace with technological changes in our markets and our products may not gain any meaningful market acceptance. The markets we serve are characterized by rapid technological change, evolving industry standards, and frequent new product introductions and enhancements that could render our products obsolete and less competitive. As a result, our position in these markets could erode rapidly due to changes in features and functions of competing products or price reductions by our competitors. In order to avoid product obsolescence, we will have to keep pace with rapid technological developments and emerging industry standards. We may not be successful in doing so, and if we fail in this regard, our operating results could be harmed.

WE RELY UPON A LIMITED NUMBER OF SUPPLIERS FOR SOME OF THE COMPONENTS USED IN OUR PRODUCTS, AND ANY DISRUPTION OR TERMINATION OF THESE SUPPLY ARRANGEMENTS COULD DELAY SHIPMENT OF OUR PRODUCTS AND HARM OUR OPERATING RESULTS.

        We rely upon a limited number of suppliers of several key components used in our products, including disk drives, computer boards, power supplies and microprocessors. In the past, we have experienced periodic shortages, selective supply allocations and increased prices for these and other components. We may experience similar supply issues in the future. Even if we are able to obtain component supplies, the quality of these components may not meet our requirements. For example, in order to meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. Even a small deviation from our requirements could render any of the disk drives we receive unusable by us. In the event of a reduction or interruption in the supply or a degradation in quality of any of our components, we may not be able to complete the assembly of our products on a timely basis or at all, which could force us to delay or reduce shipments of our products. If we were forced to delay or reduce product shipments, our operating results could be harmed. In addition, product shipment delays could adversely affect our relationships with our channel partners and current or future end-users.

UNDETECTED DEFECTS OR ERRORS FOUND IN OUR PRODUCTS, OR THE FAILURE OF OUR PRODUCTS TO PROPERLY INTERFACE WITH THE PRODUCTS OF OTHER VENDORS, MAY RESULT IN DELAYS, INCREASED COSTS OR FAILURE TO ACHIEVE MARKET ACCEPTANCE, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        Complex products such as those we develop and offer may contain defects or errors, or may fail to properly interface with the products of other vendors, when first introduced or as new versions are released. Despite internal testing and testing by our customers or potential customers, we do, from time to time, and may in the future encounter these problems in our existing or future products. Any of these problems may:

        o   cause delays in product introductions and shipments;

        o   result in increased costs and diversion of development resources;

        o   require design modifications; or

        o decrease market acceptance or customer satisfaction with these products, which could result in product returns.

        In addition, we may not find errors or failures in our products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could significantly harm our operating results. Our current or potential customers might seek or succeed in recovering from us any losses resulting from errors or failures in our products.

IF WE ARE UNABLE TO MANAGE OUR INTERNATIONAL OPERATIONS EFFECTIVELY, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Net sales to our international customers, including export sales from the United States, accounted for approximately 58% of our net sales for the quarter ended October 31, 2000 as compared to 41% of our net sales for the quarter ended October 31, 1999, 41% of our net sales for the year ended July 31, 2000 and approximately 33% of our net sales for the fiscal year ended July 31, 1999. We believe that our growth and profitability will require successful expansion of our international operations to which we have committed significant resources. Our international operations will expose us to operational challenges that we would not otherwise face if we conducted our operations only in the United States. These include:

        o currency exchange rate fluctuations, particularly when we sell our products in denominations other than U.S. dollars;

        o difficulties in collecting accounts receivable and longer accounts receivable payment cycles;

        o reduced protection for intellectual property rights in some countries, particularly in Asia;

        o legal uncertainties regarding tariffs, export controls and other trade barriers;

        o the burdens of complying with a wide variety of foreign laws and regulations; and

        o seasonal fluctuations in purchasing patterns in other countries, particularly in Europe.

        Any of these factors could have an adverse impact on our existing international operations and business or impair our ability to continue expanding into international markets. For example, our reported sales can be affected by changes in the currency rates in effect during any particular period. The effects of currency fluctuations were evident in our results of operations for the quarter ended October 31, 2000. During this quarter, the Euro and two currencies whose values are pegged to the Euro, declined in value significantly. Not only did this cause a foreign currency loss of approximately $161,000, but it also caused us to report $240,000 less in sales than we would have reported had the Euro remained constant over the quarter ended October 31, 2000.

        In order to successfully expand our international sales, we must strengthen foreign operations, hire additional personnel and recruit additional international distributors and resellers. Expanding internationally and managing the financial and business operations of our foreign subsidiaries will also require significant management attention and financial resources. For example, our foreign subsidiaries in Europe have incurred operational losses. To the extent that we are unable to address these concerns in a timely manner, our growth, if any, in international sales will be limited, and our operating results could be materially adversely affected. In addition, we may not be able to maintain or increase international market demand for our products.

OUR PROPRIETARY SOFTWARE RELIES ON OUR INTELLECTUAL PROPERTY, AND ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY COULD ENABLE OUR COMPETITORS TO MARKET PRODUCTS WITH SIMILAR FEATURES THAT MAY REDUCE DEMAND FOR OUR PRODUCTS, WHICH WOULD ADVERSELY AFFECT OUR NET SALES.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary software or technology. We believe the protection of our proprietary technology is important to our business. If we are unable to protect our intellectual property rights, our business could be materially adversely affected. We currently rely on a combination of copyright and trademark laws, trade secrets and a patent to protect our proprietary rights. In addition, we generally enter into confidentiality agreements with our employees and license agreements with end-users and control access to our source code and other intellectual property. We have applied for the registration of some, but not all, of our trademarks. We have applied for one U.S. patent with respect to the design of our NetFORCE product, and we anticipate that we will apply for additional patents. It is possible that no patents will issue from our currently pending applications. New patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries, and the enforcement of those laws, do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent issued to us or other intellectual property rights of ours.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights to establish the validity of our proprietary rights. This litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

WE MAY FROM TIME TO TIME BE SUBJECT TO CLAIMS OF INFRINGEMENT OF OTHER PARTIES' PROPRIETARY RIGHTS OR CLAIMS THAT OUR OWN TRADEMARKS, PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS ARE INVALID, AND IF WE WERE TO SUBSEQUENTLY LOSE OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED.

        We may from time to time receive claims that we are infringing third parties' intellectual property rights or claims that our own trademarks, patents or other intellectual property rights are invalid. We expect that companies in our markets will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. The resolution of any claims of this nature, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our operating results. Royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any key intellectual property right could harm our business.

OUR NET SALES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FLUCTUATIONS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

        In recent periods, we have experienced significant declines in net sales and gross profit and incurred operating losses, causing our quarterly operating results to vary significantly. If we fail to meet the expectations of investors or securities analysts, as well as our internal operating goals, as a result of any future fluctuations in our quarterly operating results, the market price of our common stock could decline significantly. Our net sales and quarterly operating results are likely to fluctuate significantly in the future due to a number of factors. These factors include:

        o market acceptance of our new products and product enhancements or those of our competitors;

        o   the level of competition in our target product markets;

        o   delays in our introduction of new products;

        o changes in sales volumes through our distribution channels, which have varying commission and sales discount structures;

        o   changing technological needs within our target product markets;

        o the impact of price competition on the selling prices for our non-NAS products, which continue to represent a majority of our net sales;

        o   the availability and pricing of our product components;

        o our expenditures on research and development and the cost to expand our sales and marketing programs; and

        o   the volume, mix and timing of orders received.

        Due to these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

        In addition, it is difficult for us to forecast accurately our future net sales. This difficulty results from our limited operating history in the emerging NAS market, as well as the fact that product sales in any quarter are generally booked and shipped in that quarter. Because we incur expenses, many of which are fixed, based in part on our expectations of future sales, our operating results may be disproportionately affected if sales levels are below our expectations.

        Our revenues in any quarter may also be affected by product returns and any warranty obligations in that quarter. Many of our distribution and reseller customers have limited return rights. In addition, we generally extend warranties to our customers that correspond to the warranties provided by our suppliers. If returns exceed applicable reserves or if a supplier were to fail to meet its warranty obligations, we could incur significant losses. In fiscal 2000, we experienced a 14% product return rate. This rate may vary significantly in the future, and we cannot assure you that our reserves for product returns will be adequate in any future period.

IF WE ARE UNABLE TO ATTRACT QUALIFIED PERSONNEL OR RETAIN OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

        Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Competition for qualified engineers and sales personnel, particularly in Orange County, California, is intense, and we may not be able to compete effectively to retain and attract qualified, experienced employees. Should we lose the services of a significant number of our engineers or sales people, we may not be able to compete successfully in our targeted markets and our business would be harmed.

        We believe that our success will depend on the continued services of our executive officers and other key employees. In particular, we rely on the services of our four founders, Messrs. Razmjoo, Alaghband, Aydin and Shahrestany. We maintain employment agreements with each of our founders. We do not maintain key-person life insurance policies on these individuals. The loss of any of these executive officers or other key employees could harm our business.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY, AND OUR FAILURE TO DO SO COULD REQUIRE US TO SEEK ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE OR ANY TERMS.

        In recent periods, we have experienced significant declines in net sales and gross profit, and we have incurred operating losses. We incurred operating losses of $5.2 million for fiscal 1999, $ 12.1 million for fiscal 2000 and $1.6 million for the quarter ended October 31, 2000. We expect to continue to incur operating losses through at least the third quarter of fiscal 2001. As part of our strategy to focus on the NAS market, we plan to significantly increase our direct sales force and to increase our investment in research and development and marketing efforts. We will need to significantly increase our revenues from our NAS products to achieve and maintain profitability. The revenue and profit potential of these products is unproven. We may not be able to generate significant or any revenues from our NAS products or achieve or sustain profitability in the future. In addition, we have invested substantial cash in our new corporate headquarters. If we are unable to achieve or sustain profitability in the future, we will have to seek additional financing in the future, which may not be available to us on favorable or any terms.

CONTROL BY OUR EXISTING SHAREHOLDERS COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS THAT OTHER SHAREHOLDERS MAY CONSIDER FAVORABLE.

        Our executive officers, directors and 5% or greater shareholders and their affiliates own 6,400,000 shares, or approximately 52% of the outstanding shares of common stock. Acting together, these shareholders would be able to exert substantial influence on matters requiring approval by shareholders, including the election of directors. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquiror from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

THE MARKET PRICE FOR OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD RESULT IN A DECLINE IN YOUR INVESTMENT'S VALUE.

        The market price for our common stock has been volatile in the past, and particularly volatile in the last twelve months, and may continue to fluctuate substantially in the future. The value of your investment in our common stock could decline due to the impact of any of the above or of the following factors upon the market price of our common stock:

        o  fluctuations in our operating results;

        o fluctuations in the valuation of companies perceived by investors to be comparable to us;

        o a shortfall in net sales or operating results compared to securities analysts' expectations;

        o  changes in analysts' recommendations or projections;

        o announcements of new products, applications or product enhancements by us or our competitors; and

        o  changes in our relationships with our suppliers or customers.

WE HAVE ISSUED A CONVERTIBLE DEBENTURE, AND THE OBLIGATIONS OF THE DEBENTURE POSE RISKS TO THE PRICE OF OUR COMMON STOCK AND OUR OPERATIONS.

        As we have described below under the heading "Selling Shareholder," on October 31, 2000, we issued 3-year $15 million convertible debentures to a private investor. The debentures provide that in certain circumstances the holder of the debentures may convert its position into our stock, or demand that we repay amounts outstanding with cash or by issuing shares of our common stock. The terms and conditions of the debentures pose unique and special risks to our operations and the price of our common stock. Some of those risks are discussed in more detail below.



OUR ISSUANCE OF STOCK UPON THE CONVERSION OR "PUT" OF THE DEBENTURES AND THE EXERCISE OF THE WARRANTS, AS WELL AS ADDITIONAL SALES OF OUR COMMON STOCK BY THE SELLING SHAREHOLDER, MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND SUBSTANTIALLY DILUTE YOUR SHARES

        We have registered for potential resale by the selling shareholder a total of 1,586,228 shares of our common stock. This number represents 200% of the number of shares of our common stock issuable if the selling shareholder's warrant is exercised in full and our debentures were to remain outstanding until their stated maturity on October 31, 2003 and all interest on the debentures is paid in shares of our stock. As is noted in the risk factor immediately below, if the selling shareholder were to exercise its "put" right and we were to satisfy this right by issuing shares of our common stock, we could be required to issue a substantially greater number of our shares to the selling shareholder. The issuance of all or any significant portion of these shares could result in substantial dilution to the interests of our other shareholders and a decrease in the price of our stock. Sales by the selling shareholder of our common stock received upon the exercise or "put" of the debentures or upon exercise of the selling shareholder's warrant could also cause our stock price to decline due to the additional supply of shares relative to demand in the market. A decline in the price of our common stock could encourage short sales of our stock, which could place further downward pressure on the price of our stock.

THE SELLING SHAREHOLDER HAS A RIGHT TO DEMAND REPAYMENT OF PART OR ALL OF THE DEBENTURES, AND IF A DEMAND FOR REPAYMENT IS MADE, AND WE ARE UNABLE OR UNWILLING TO REPAY THE DEBENTURES IN CASH, WE MAY HAVE TO ISSUE SHARES SUBSTANTIALLY IN EXCESS OF THOSE ORIGINALLY CONTEMPLATED, AND THOSE ADDITIONAL SHARES WILL DILUTE YOUR SHARES.

        The debentures provide the selling shareholder with a "put" right, the opportunity to demand at specified times that we repay the debentures in cash, or else we must issue shares at 90% of the then market price for shares of our common stock, but not more than $22.79 per share. Accordingly, if a selling shareholder exercises its "put" right, and we are either unwilling or unable to repay the cash, and the market price of our shares is lower than $22.79, we will have to issue shares to satisfy the "put" right of the selling shareholder. The number of shares that we may be required to issue to satisfy the selling shareholder's exercise of the "put" right could be substantial. For example, if the market price of our common stock were to decline by 75% from the market price of $11.25 per share on December 20, 2000, which represents the lowest closing price reached by our shares since the date the debentures were issued, we would be required to issue the selling shareholder approximately 5,926,000 shares, which would result in the selling shareholder owning nearly 33% of our outstanding stock. See "Description of Securities Issued to Selling Shareholder."

IF OUR SHARES ARE ISSUED TO THE SELLING SHAREHOLDER, THOSE SHARES MAY BE SOLD INTO THE MARKET, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND ENCOURAGE SHORT SALES OF OUR STOCK.

         To the extent the debentures are converted or interest on the debentures is paid in shares of our common stock rather than cash, a significant number of these shares of our common stock may be sold into the market, which could decrease the price of our common stock and encourage short sales. Short sales could place further downward pressure on the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the debentures as a result of the adjustments described above, sales of which could further depress the price of our common stock.

THE DEBENTURES PROVIDE FOR VARIOUS EVENTS OF DEFAULT THAT WOULD ENTITLE THE SELLING SHAREHOLDERS TO REQUIRE THE COMPANY TO REPAY THE ENTIRE AMOUNT OWED IN CASH WITHIN THREE DAYS. IF AN EVENT OF DEFAULT OCCURS, WE MAY BE UNABLE TO IMMEDIATELY REPAY THE AMOUNT OWED, AND ANY REPAYMENT MAY LEAVE US WITH LITTLE OR NO WORKING CAPITAL IN OUR BUSINESS.


         The debentures provide for various events of default, including the following:

         - the occurrence of an event of default under our loan agreements with The CIT Group;

         - our failure to pay the principal, interest or any liquidated damages due under the debentures;

         - our failure to make any payment on any indebtedness of $1 million or more to any third party if that failure results in the acceleration of the maturity of that indebtedness;

         - an acquisition after October 31, 2000 by any individual or entity, other than the selling shareholder and its affiliates, of more than 40% of our voting or equity securities;

         - the replacement of more than 50% of the persons serving as our directors as of October 31, 2000, unless the replacement director or directors are approved by our directors as of October 31, 2000 or by successors whose nominations they have approved;

         - a merger or consolidation of our company or a sale of more than 50% of its assets unless the holders of our securities immediately prior to such transaction continue to hold at least a majority of the voting rights and equity interests of the surviving entity or the acquirer of our assets;

         -  our entry into bankruptcy;

         - our common stock fails to be listed or quoted for trading on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

         -  our completion of a "going private" transaction under SEC Rule
            13e-3;

         - a holder of shares issuable under the debentures or the warrant is not permitted to sell those securities under our registration statement covering those shares for a period of five or more trading days;

         - our registration statement covering the shares of our common stock underlying the debentures and the warrant is not declared effective by the Commission by the 150th day following October 31, 2000;

         - we fail to deliver certificates evidencing shares of our common stock underlying the debentures or the warrant within five days after the deadline specified in our transaction documents with the selling shareholder;

         - we fail to have a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock available to issue such stock upon any exercise or conversion of the warrant and the debentures;

         - the exercise or conversion rights of the selling shareholder under the warrant or the debentures are suspended for any reason, except as provided in the applicable transaction documents;

         - we default on specified obligations under our registration rights agreement with the selling shareholder and fail to cure any such default within 60 days; and

         - other than the specified defaults under the registration rights agreement referred to above, we default in the timely performance of any obligation under the transaction documents with the selling shareholder and fail to cure any of these defaults for 20 days after we are notified of the default.

         If an event of default occurs, the selling shareholder can require us to repurchase all or any portion of the principal amount of any outstanding debentures at a repurchase price equal to the greater of 110% of such outstanding principal amount, plus all accrued but unpaid interest on such outstanding debentures through the date of payment, or the total value of all of our shares issuable upon conversion of such outstanding debentures, valued based on the average closing price of our common stock for the preceding five trading days, plus any accrued but unpaid interest on such outstanding debentures. In addition, upon an event of default under the debentures, the selling shareholder could also require us to repurchase from the selling shareholder any of our shares of common stock issued to the selling shareholder upon conversion of the debentures within the preceding 30 days, which would be valued at the average closing price of our common stock over the preceding five trading days. We would be required to complete these repurchases no later than the third trading day following the date an event of default notice is delivered to us.

        If we were required to make a default payment at a time when all of the debentures were outstanding, the payment required would be a minimum of $16.5 million and could be substantially greater depending upon the market price of our common stock at the time. In addition, if we default in the timely performance of specified obligations under our registration rights agreement with the selling shareholder, we would also be obligated to pay as liquidated damages to the selling shareholder an amount equal to $300,000 each month until any such default is cured.

         Some of the events of default include matters over which we may have some, little or no control, such as various corporate transactions in which the control of our company changes, or if our common stock ceases to be listed on a trading market. If an event of default occurs, we may be unable to repay any part or all of the entire amount in cash. Any such repayment could leave us with little or no working capital for our business.

THE DEBENTURES RESTRICT OUR ABILITY TO RAISE ADDITIONAL EQUITY, WITHOUT THE CONSENT OF THE SELLING SHAREHOLDER, WHICH COULD HINDER OUR EFFORTS TO OBTAIN ADDITIONAL NECESSARY FINANCING TO OPERATE OUR BUSINESS, OR TO REPAY THE DEBENTURE HOLDERS.

         The agreements we executed when we issued these debentures prohibit us from obtaining additional equity or equity equivalent financing for a period of 90 trading days after the date we issued the debentures. We also agreed that for a period of 180 trading days after the issuance of the debentures, we would not, without the selling shareholder's consent, obtain additional equity or equity equivalent financing unless we first offer the selling shareholder the opportunity to provide such financing upon the terms and conditions proposed. These restrictions have several exceptions, such as issuances of options to employees and directors, strategic transactions and acquisitions and bona fide public offerings with proceeds exceeding $20 million in gross proceeds. However, the restrictions may make it extremely difficult to raise additional equity capital during the 90 day and 180 day periods. We may need to raise such additional capital, and if we are unable to do so, we may have little or no working capital for our business, and the market price of our stock may decline.

WE MAY BE REQUIRED TO PAY LIQUIDATED DAMAGES IF WE DO NOT OBTAIN SHAREHOLDER APPROVAL FOR ISSUANCE OF OUR COMMON STOCK, OR IF WE ARE UNABLE TO TIMELY REGISTER THESE SHARES.

         We are subject to National Association of Securities Dealers Rule 4460, which generally requires shareholder approval of any transaction that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities. Upon conversion or the payment of interest on debentures we are not able to issue more than 2,322,150 shares, or 19.99% of our outstanding common stock on October 30, 2000, the day prior to the date of issuance of the debentures. The terms of the convertible debentures purchase agreement also provide that the shareholder desiring to convert has the option of requiring us either to seek shareholder approval within 75 days of the request or to pay the converting holder the monetary value of the debentures that cannot be converted, at a premium to the converting holder. If the shareholder chooses that we convert the debentures into shares and we have not obtained the requisite shareholder approval within 75 days, we would be obligated to pay the monetary value to the purchaser as liquidated damages. Also, under the terms of the Registration Rights Agreement, we will incur liquidated damages of approximately $300,000 per month if we are unable to register the shares, or maintain the registration of the shares, of common stock issuable upon the conversion of the debentures and the exercise of those warrants.


EVEN IF WE NEVER ISSUE OUR STOCK UPON EXERCISE OR PUT OF THE DEBENTURES OR UPON EXERCISE OF THE SELLING SHAREHOLDER'S WARRANTS, WE MAY ISSUE ADDITIONAL SHARES, WHICH WOULD REDUCE YOUR OWNERSHIP PERCENTAGE AND DILUTE THE VALUE OF YOUR SHARES.

         Events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Procom. We may issue additional shares of common stock or preferred stock: to raise additional capital or finance acquisitions, upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock, or in lieu of cash payment of dividends. For example, on December 28, 2000, we issued 480,000 shares of our common stock to acquire Scofima Software S.r.l. Our issuance of additional shares would dilute your shares.

                           FORWARD LOOKING STATEMENTS

         Certain forward-looking statements, including statements regarding our expected financial position, business and financing plans are contained in this prospectus or in documents incorporated by reference in this prospectus. These forward-looking statements reflect our views with respect to future events and financial performance. The words, "believe," "expect," "plans" and "anticipate" and similar expressions identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, under "Risk Factors" in reports filed by us with the Securities and Exchange Commission and incorporated by reference in this prospectus, and all subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

         The selling shareholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholder. We will, however, receive the exercise price of the warrants if and when those warrants are exercised. If all of the warrants are exercised, we estimate our net proceeds will be $1,071,416. We intend to use any proceeds from warrant exercises for working capital and other corporate purposes.

                               SELLING SHAREHOLDER

         On October 31, 2000, Montrose Investments Ltd. acquired debentures and a common stock purchase warrant convertible into shares of our common stock. Montrose Investments Ltd. and its affiliates may not use these debentures and warrant to acquire more than 4.999% of our outstanding common stock. Montrose Investments Ltd. can waive this restriction on not less than 61 days notice to us. The number of shares of our common stock listed in the table below as being beneficially owned by the selling shareholder includes the shares that are issuable to the selling shareholder, subject to a 4.999% limitation, upon exercise of the warrants or conversion of the debentures. However, the 4.999% limitation would not prevent the selling shareholder from acquiring and selling in excess of 4.999% of our common stock through a series of acquisitions and sales under the warrant or debentures, while never beneficially owning more than 4.999% at any one time.


         This prospectus relates to the resale of shares of our common stock by the selling shareholder. We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the selling shareholder and in order to adequately cover the number of shares required. This prospectus covers the resale of 200% of the number of shares of common stock issuable upon full conversion of the debentures, plus the number of shares issuable in lieu of cash interest payable on the debentures over three years, plus the number of shares issuable upon full exercise of the selling shareholder's warrant. We will not receive any proceeds from the resale of common stock by the selling shareholder, although we may receive proceeds from the exercise of warrants. Assuming the selling shareholder sells all of the shares of our common stock covered by this prospectus, the selling shareholder will not continue to own any shares of our common stock.

         Beneficial ownership includes shares of outstanding common stock and the shares of common stock that a person has a right to acquire within 60 days after the date of this prospectus.


                                                                                       Number of shares
                                    Number of shares                                   of common stock/
                                    of common stock         Number of shares       Percentage of Class to be
                                 beneficially owned at       to be offered          owned after Completion
        Name                      November 22, 2000(2)        for resale              of the Offering(3)
        ----                     ---------------------      ----------------       -------------------------
Montrose Investments Ltd.(1)           610,966                 1,586,228                     --

--------------
(1) HBK Investments L.P. has voting and investment control over the securities of Montrose Investments Ltd. pursuant to an Investment Management Agreement. Each of Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William
    E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar may be deemed to have voting and investment control as the members of HBK Management LLC, the general partner of HBK Partners II L.P., which is the general partner of HBK Investments L.P.

(2) This amount reflects the maximum amount of shares of our common stock into which the common stock purchase warrants and debentures owned by the selling shareholder are exercisable or convertible within the next 60 days.

(3) Assumes sale of all shares offered hereby.

         There is no assurance that the selling shareholder will exercise any part or all of its warrant or will otherwise opt to sell any of the shares offered under this prospectus. To the extent required, the specific shares to be sold, the names of the selling shareholder, other additional shares of common stock beneficially owned by the selling shareholder, the public offering price of the shares to be sold, the names of any agent, dealer or underwriter employed by the selling shareholder in connection with such sale, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying prospectus supplement.

            DESCRIPTION OF SECURITIES ISSUED TO SELLING SHAREHOLDER


                                   DEBENTURES

General


        On October 31, 2000 we issued to the selling shareholder a total of $15.0 million of our convertible debentures due October 31, 2003. We also issued the selling shareholder warrants to purchase up to 32,916 shares of our common stock at an exercise price of $32.55 per share, subject to adjustment as described below. The net proceeds to us from this private placement were approximately $14.4 million. At the current exercise price, we would receive an additional $1.1 million if the warrants were exercised in full.


Interest

         The Debentures bear interest at the rate of 6% per annum, payable quarterly. We have the option of paying this interest in cash or in shares of our common stock. If we pay interest in common stock, that stock will be valued at the average of the closing prices of our common stock as reported by Nasdaq for the five trading days preceding the date that interest payment is due or the first trading day after that date if the interest payment date is not a trading day.

Conversion


        At the option of the selling shareholder. The debentures are convertible at the option of the selling shareholder at any time after issuance at a conversion price of $22.79, subject to anti-dilution adjustment as a result of such events as stock dividends, distributions, subdivisions, combinations or reclassifications of our common stock. The conversion price is also subject to a weighted average adjustment if, subject to certain exceptions, we issue our common stock (other than to the selling shareholder) at a price below the conversion price then in effect for the debentures. The weighted average adjustment means that if we issue our stock at a per share price less than the debenture conversion price then in effect, the conversion price will be reduced on a weighted average basis, which will allow the selling shareholder to convert the debentures into a greater number of shares of our common stock. Under the weighted average adjustment provisions of the debentures, the more shares we issue (other than to the selling shareholder), and the greater the discount at which these shares are issued to the conversion price then in effect, the greater the resulting reduction in the conversion price.

         At our option. If the market price of our common stock exceeds $27.04 per share for at least 20 trading days in any period of 30 consecutive trading days after the effective date of the registration statement of which this prospectus is a part, we can require the selling shareholder to convert the outstanding debentures into shares of our common stock at the conversion price then in effect. At the initial conversion price of $22.79 per share, the full amount of the debentures would convert into 658,183 shares of our common stock, or approximately 5.2% of our outstanding shares of common stock as of January 2, 2001.


Repurchase Right

         We have the right, upon 20 trading days' notice to the selling shareholder, to repurchase for cash all or any portion of the outstanding debentures at a price equal to 110% of the outstanding principal amount of the debentures plus all accrued but unpaid interest through the date of our repurchase.

Put Right

         The selling shareholder has a "put" right, which allows the selling shareholder to require us either to repay in cash the face amount of the portion of the debentures put by the selling shareholder, plus any accrued but unpaid interest through such time, or pay such amount by issuing shares of our common stock. In order to pay any portion of the debentures put to us in shares of our common stock, we are required to deliver a written notice to the selling shareholder not less than 20 trading days prior to each put date specifying the maximum amount of cash that we would pay if the put right is exercised. If we elect to satisfy any part or all of the selling shareholder's put in shares of our common stock, those shares would be valued at 90% of the average closing price of our common stock for the five trading day period preceding the applicable put date. The selling shareholder may put up to $5 million of the debentures to us on the six-month anniversary of October 31, 2000, $10 million on the 12-month anniversary of that date, and $15 million on each of the 18-month, 24-month and 30-month anniversaries of October 31, 2000.

         If the selling shareholder exercises its put right and we are unable or unwilling to pay the cash required to satisfy the put, we will have to issue shares of our common stock to the selling shareholder at a discount to the average market price of our stock during the five days preceding the put date. If the market price of our stock drops, the number of shares issuable to the selling shareholder, and the percentage of our total outstanding common stock that the selling shareholder would have the right to acquire, can increase significantly. Sales of our common stock by the selling shareholder received from any put or conversion of the debentures or from the exercise of the selling shareholder's warrants could depress the price of our common stock, which would in turn require us to issue a greater number of our shares upon any subsequent puts or conversions of the debentures by the selling shareholder.

         The following table sets forth the number of shares of our common stock that we would be required to issue to the selling shareholder in lieu of cash if the put right is exercised at assumed five-day average market prices for our common stock, and the resulting percentage of our outstanding stock that would then be owned by the selling shareholder.


Assumed 5-trading-day         Price of Shares         Number of Shares            Percentage of
Average Market Prices        Issuable On Put(1)      Issuable on Put(2)        Outstanding Stock(3)
---------------------        ------------------      ------------------        --------------------
    $25.32(4)                     $22.79                    658,183                    5.2%
     11.25(5)                      10.13                  1,481,481                   10.9%
      8.44(-25%)(6)                 7.59                  1,975,309                   14.0%
      5.63(-50%)(7)                 5.60                  2,962,963                   19.7%
      2.81(-75%)(8)                 2.53                  5,925,926                   32.8%



-------------
(1) Represents a 10% discount to the average closing price of our common stock as reported by Nasdaq over the five trading days preceding the put.

(2) The number of shares of common stock issuable to satisfy a put by the selling shareholder assumes that 100% of the principal amount of the debentures is paid in shares of our common stock but does not include any shares that may be issuable to pay interest on the debentures. The share figure also does not include any shares issuable upon exercise of any part or all of the selling shareholder's warrant.

(3) Calculated based on 12,116,607 shares of our common stock issued and outstanding as of January 2, 2001.

(4) Represents the five-trading-day average closing price of our common stock preceding the closing of the private placement transaction with the selling shareholder on October 31, 2000.

(5) Represents the closing price of our common stock on December 20, 2000, which was the lowest closing price of our common stock for any trading day since the closing of the sale of the debentures and warrant to the selling shareholder on October 31, 2000.

(6) Represents a 25% decline from the lowest recent closing price of our common stock specified in footnote (5).

(7) Represents a 50% decline from the lowest recent closing price of our common stock specified in footnote (5).

(8) Represents a 75% decline from the lowest recent closing price of our common stock specified in footnote (5).

                                  THE WARRANTS

General

         At the same time we issued the debentures to the selling shareholder, we also issued the selling shareholder five-year warrants to purchase our common stock at an exercise price equal to $32.55 per share.

Anti-Dilution Adjustments

         The exercise price and the number of shares of our common stock issuable upon exercise of the warrant are subject to anti-dilution adjustments that are similar to those described above for the debentures. For example, the exercise price is subject to adjustment as a result of such events as stock dividends, distributions, subdivisions, combinations or reclassifications of our common stock. The exercise price is also subject to a weighted average adjustment if we issue our common stock at a price below the exercise price then in effect for the warrants. The weighted average adjustment means that if we issue our stock at a per share price less than the warrant exercise price then in effect, the exercise price will be reduced on a weighted average basis, which will allow the selling shareholder to receive a greater number of shares of our common stock upon exercise of the warrants. Under the weighted average adjustment provisions of the warrants, the more shares we issue in the future (other than to the selling shareholder), and the greater the discount at which these shares are issued to the warrant exercise price then in effect, the greater the resulting reduction in the exercise price of the warrant.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is U.S. Stock Transfer Corp., Glendale, California.

                              PLAN OF DISTRIBUTION

         The selling shareholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when selling shares: ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, purchases by a broker-dealer as principal and resale by the broker-dealer for its account, an exchange distribution in accordance with the rules of the applicable exchange, privately negotiated transactions, short sales, broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share, a combination of any such methods of sale, and any other method permitted pursuant to applicable law. The selling shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling shareholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

         Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholder. We have agreed to indemnify the selling shareholder against losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Frederick Judd, our Vice President and General Counsel.

                                     EXPERTS


         The consolidated financial statements and schedule as of July 31, 1998 and for the year then ended have been incorporated herein by reference and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


         The consolidated financial statements and schedule as of July 31, 1999 and 2000 and for the years then ended have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         We have not authorized any person to make a statement that differs with what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                             Procom Technology, Inc.

                        1,586,228 Shares of Common Stock


                ------------------------------------------------
                                   Prospectus
                ------------------------------------------------


                              ______________, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.


          SEC registration fee ...............  $  9,118.85
          Nasdaq National Market listing fee..    10,000.00
          Printing and engraving..............    10,000.00
          Legal fees and expenses.............    50,000.00
          Accounting fees and expenses........    40,000.00
          Blue sky fees and expenses..........       -0-
          Transfer agent fees.................     1,000.00
          Miscellaneous.......................     5,000.00
                                                -----------
            Total ............................  $125,118.85
                                                ===========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We have adopted provisions in our Amended and Restated Articles of Incorporation that limit the liability of our directors in certain instances. As permitted by the California General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17(a) of this registration statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our shareholders, or that show a reckless disregard for his duty to us or our shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our shareholders or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

         Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law.

ITEM 16. EXHIBITS.

(a) EXHIBITS

            Exhibit
            Number                          Document
            -------                         --------


               4.1 Form of Convertible Debenture dated October 31, 2000 (incorporated by reference to Exhibit 4.1 in the Registration Statement on Form S-3 of Procom filed on November 22, 2000)


               4.2 Form of Common Stock Purchase Warrant dated October 31, 2000 (incorporated by reference to Exhibit 4.2 in the Report on Form 8-K filed on November 3, 2000)

               4.3 Securities Purchase Agreement dated October 31, 2000 (incorporated by reference to Exhibit 4.3 in the Report on Form 8-K filed on November 3, 2000)

               4.4 Registration Rights Agreement dated October 31, 2000 by and between the Registrant and Montrose Investments, Ltd. (incorporated by reference to Exhibit 4.4 in the Report on Form 8-K filed on November 3, 2000)

               4.5 Subordination Agreement dated October 31, 2000 by and between the Registrant, Montrose Investments, Ltd. and CIT Group/Business Credit, Inc. (incorporated by reference to
                      Exhibit 4.5 in the Report on Form 8-K filed on November 3,
                      2000)


               5.1    Opinion of Frederick Judd (incorporated by reference to
                      Exhibit 5.1 in the Registration Statement on Form S-3 of Procom filed on November 22, 2000)

              10.1 Agreement for Wholesale Financing (Security Agreement) between Procom Technology, Inc. and IBM Credit Corporation.


              23.1    Consent of KPMG LLP


              23.2    Consent of Arthur Andersen LLP, Independent Public
                      Accountants


              23.3    Consent of Frederick Judd (included within Exhibit 5.1)

ITEM 17. UNDERTAKINGS

            (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is,. therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (b) The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, Procom Technology, Inc. certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on this 16th day of January, 2001.


                                       PROCOM TECHNOLOGY, INC.



                                       By:         /s/ ALEX RAZMJOO
                                           -------------------------------------
                                                       Alex Razmjoo
                                           President and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



       SIGNATURE                                  TITLE                               DATE
       ---------                                  -----                               ----


  /s/  Alex Razmjoo                Chairman of the Board, President and         January 16, 2001
------------------------------     Chief Executive Officer (Principal
       Alex Razmjoo                Executive Officer)


  /s/  Alex Aydin                  Executive Vice President, Finance and        January 16, 2001
------------------------------     Administration (Principal Financial
       Alex Aydin                  Officer)


  /s/  Frederick Judd              Vice President, Finance and General          January 16, 2001
------------------------------     Counsel (Principal Accounting Officer)
       Frederick Judd


  /s/  Frank Alaghband             Director                                     January 16, 2001
------------------------------
       Frank Alaghband


  /s/  Nick Shahrestany            Director                                     January 16, 2001
------------------------------
       Nick Shahrestany


                                   Director
------------------------------
       Dom Genovese


                                   Director
------------------------------
       David Blake

                                INDEX TO EXHIBITS


    Exhibit
    Number                          Document
    -------                         --------


      4.1 Form of Convertible Debenture dated October 31, 2000 (incorporated by reference to Exhibit 4.1 in the Registration Statement on Form S-3 of Procom filed on November 22, 2000)


      4.2 Form of Common Stock Purchase Warrant dated October 31, 2000 (incorporated by reference to Exhibit 4.2 in the Report on Form 8-K filed on November 3, 2000)

      4.3 Securities Purchase Agreement dated October 31, 2000 (incorporated by reference to Exhibit 4.3 in the Report on Form 8-K filed on November 3, 2000)

      4.4 Registration Rights Agreement dated October 31, 2000 by and between the Registrant and Montrose Investments, Ltd. (incorporated by reference to Exhibit 4.4 in the Report on Form 8-K filed on November 3, 2000)

      4.5 Subordination Agreement dated October 31, 2000 by and between the Registrant, Montrose Investments, Ltd. and CIT Group/Business Credit, Inc. (incorporated by reference to Exhibit 4.5 in the Report on Form 8-K filed on November 3, 2000)


      5.1 Opinion of Frederick Judd (incorporated by reference to Exhibit 5.1 in the Registration Statement on Form S-3 of Procom filed on November 22, 2000)

     10.1 Agreement for Wholesale Financing (Security Agreement) between Procom Technology, Inc. and IBM Credit Corporation.


     23.1    Consent of KPMG LLP


     23.2    Consent of Arthur Andersen LLP, Independent Public Accountants


     23.3    Consent of Frederick Judd (included within Exhibit 5.1)